China Health Industries Holdings, Inc.
68 Binbei Street
Songbei District, Harbin City
People's Republic of China

March 9, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Attention:	Mr. Jeff Rielder, Assistant Director

Re:	China Health Industries Holdings, Inc.
Form 10-K filed October 27, 2009, as amended on
November 11, 2009, November 13, 2009 and December 22, 2009
Form 10-Q filed November 16, 2009
File No. 000-51060

Dear Mr. Rielder:

China Health Industries Holdings, Inc. (the “Company”) is in receipt of the staff's letter of comment dated January 29, 2010 on the above-referenced filings.

Your letter requests a response within 10 business days or to tell you when we will provide a response. This letter is to advise you that the Company will provide the response to the staff’s comments on or before ten business days from the filing of this letter.

Sincerely,

/s/Sun Xin
Sun Xin
Chief Executive Officer
CC: Benjamin Tan